Filed by FTAC Emerald Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and

Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-41168

Subject Company: FTAC Emerald Acquisition Corp.

Wolf Financial Spaces Podcast

December 12, 2024

Transcript

Wolf:	... In either of those worlds, I think you’re going to find it very interesting. In fact, I’ll just share and I’ll pin some of this stuff up top, but this is going to be with Fold, Bitcoin Fold App, and it’s a personal finance app powered by Bitcoin. And so this is a pretty big name that we’ve got coming up here, so I’m pretty excited. Penny, did you have any other comments, thoughts on stuff going on with, I guess, this last conversation before I get us rolling to the next one?

Penny:	Nope, go ahead. Thanks, Wolf.

Wolf:	Awesome. Thank you so much, Penny. Always great having you on for these in action on a-

Ben:	I put a little summary, we had to talk to Betsy Cohen, is not going to join us today. We’re going to have someone else stepping in for her, but we interviewed Betsy Cohen, the sponsor of the SPAC that we’re going to be talking about, so you can catch a three-minute summary of that video we had Monday. It’s up in the nest.

Wolf:	Beautiful, beautiful. Yeah, so let’s go ahead and get into it. I see Will’s already on stage, bringing up a couple of others. I dropped you a co-host. Go ahead and dropped Shy, that other co-host. This is going to be, it’s FLD, is that correct? Is going to be the ticker?

Ben:	Yeah.

Wolf:	FTAC Emerald acquisition right now. If we’re looking you can go look it up. This is the one that’s up about 17.8%. Nice looking chart that’s up here. I see we got Jonathan up as well. I actually feel like this is right up your alley, to be honest.

Action:	What do you mean? Do you think I know about the fact that they’ve given away over $70 million and Bitcoin since 2019 for their food card users and how paying your mortgage with the card actually makes a whole lot of sense and you actually getting rewarded for paying your regular bills day to day? Yeah, I like this.

Gabriel:	Cool. You know you stuff. I just gave you a follow actually.

Barry:	Hey, well, thank you bro. I’m going to be out.

Wolf:	Thanks Barry.

Barry:	See you guys follow everybody on stage.

Wolf:	Take care. Yeah, I’m super excited for this one. Ben, we can go ahead and roll right into things if you want to kick us off. We’ve got a great panel and honestly a bunch of people that are very familiar with the small cap world up here as well.

Ben:	Okay, great. So we got up here Will Reeves, the CEO of Fold app. We got Jonathan, is it Jonathan Kirkwood, is that your last name Jonathan?

Jonathan Kirkwo...:	That’s correct.

Ben:	Okay. Jonathan Kirkwood, who’s representing Betsy Cohen since she couldn’t make it today, and, oh wait. Let me just send one more invite here. So yeah, I spoke to, spoke to Will Reeves and Betsy Cohen Monday morning and learned all about this. I didn’t know anything about it. Really, really exciting. It’s a SPAC waiting for the merger to complete. Interesting thing here right off the bat, to make clear for everyone, it was a little confusing. They already changed the ticker symbol from, I guess, it was prior FTAC, now it’s FLD. So when you see that FLD, it makes me think this merger is complete, not complete yet. Will or Jonathan, Jonathan maybe feel to step in whenever you want to correct me, but I believe there is a vote next week for this and you got to be a shareholder of record by Friday to vote on this merger. Is that right Jonathan?

Jonathan Kirkwo...:	Will, I can take this or if you’d like to take this first.

Will Reeves:	No, you go ahead Jonathan.

Jonathan Kirkwo...:	The vote next week is not for the merger, it’s for the extension to get the deal done. And this was an anticipated vote that was going to need to occur. We knew this when we entered into the BCA with FTAC Emerald because the SEC had changed a recent ruling about the length of time that a SPAC could be listed on a public exchange. And so, this is where the shareholders of FTAC Emerald are green to extend the length of time to get this merger done, which, things are looking great to be done very early next year, but the stock will not be traded on the NASDAQ, it’ll be traded on the OTC until the merger is completed. But as mentioned, this was fully anticipated if we couldn’t get through the kind of Biden administration’s SEC during 2024, which was going to be a very accelerated process. And we think that we’re still on an accelerated process, but it’ll be completed early next year.

Ben:	Great, Jonathan. Thanks for clarifying that. Also, Canadian 2020’s here representing the SPAC as well. In case you want to add anything, feel free to unmute yourself and jump in. I see Money Mark Gomes is here. We’ll talk a little bit more fundamentals maybe than we did Monday. We touched on it a little bit with Will on Monday, but at this point Will, why don’t you give us an intro about the Fold app and what you guys do?

Will Reeves:	Absolutely. It’s good to be here. I love talking about Fold and we’ve really been at the earliest movement to make Bitcoin accessible to everybody. And so what that really means practically is that when you download Fold, you’re going to be earning Bitcoin rewards instead of airline miles, or points, or cash back for every time you swipe the full debit card. When you pay bills with your Fold app, you can buy Bitcoin within the Fold app. It’s really the best way to be accumulating Bitcoin every single day.

So, we’ve created a platform and a community of hundreds of thousands of Bitcoin savers who have earned over $70 million in Bitcoin rewards since our founding. And the real thing to keep in mind here is that those rewards, if we had paid them into cash, would be just barely $20 million. So those that have chosen Bitcoin and those that have chosen Fold are seeing direct benefits of increased purchasing power. Their savings is higher and they’re generally outpacing their peers. And so we intend to bring that vision and that experience to really millions of people going forward.

Ben:	Will, one of the things that really surprised me when we were talking on Monday was you were saying you can hook up your existing credit card to the Fold app, still get your rewards from your credit card company, and on top of that, get Bitcoin rewards from yourself. That’s obviously an awesome proposition for customers. If it’s true, you want to verify that that’s true for me, but how do you afford that though? Where’s that money come from?

Will Reeves:	It’s a great question. This is one of our most popular products really we want to make it easy for you to start earning Bitcoin on top of your existing rewards that you’re earning today. And so you download the Fold app, you add your debit card or credit card, and you’re able to activate various merchant offers. And so this could be percent back at Uber, Amazon, DoorDash, Kroger, Costco, you name it. And you’re not only going to earn the rewards on your existing card, but you’re going to double up in Bitcoin.

So it’s a complete win-win situation, and it really adds up over time. I personally have been obviously one of the first users at Fold and I’ve used it as my daily driver debit card. I use it to take advantage of merchant offers. I pay my bills there, and I earn rewards, and I’m nearly at a half of Bitcoin in pure rewards earning, and I’m not even close to the top earners on Fold. So it’s something that you embed into your daily finances and it’s really incredible to see the power of Bitcoin in small doses every single day.

Ben:	Where’s that coming from though? Who’s paying for those Bitcoins?

Will Reeves:	We have one of the largest retail and merchant rewards networks out there. So that means we make direct deals with merchants, or aggregators, to make these offers available. And these are essentially funded by the merchants who are paying us to bring them great new customers, more activity, more transactions. And so, it is entirely funded by the merchants themselves.

Ben:	Awesome. Great. Where’s Shy, though? We lost Shy [inaudible 00:08:42].

Wolf:	[inaudible 00:08:42]. I’ll try to get back on.

Ben:	All right, cool. Who else do we have on the panel besides Shy? Money Mark?

Wolf:	Gabriel, Tropics, and Prudor, Action [inaudible 00:08:56].

Ben:	Guys. Any time-

Wolf:	[inaudible 00:08:59], we got to hand up here from Gabriel.

Ben:	Gabriel has his hands up.

Wolf:	Go ahead Gabriel.

Gabriel:	Hey, what’s up guys? Glad to be on the panel and excited to talk with y’all about Fold, Bitcoin, and whatnot. So, I’m just looking over you guys’ investor PowerPoint on your website. It’s pretty interesting. Published in October and I saw a press release also in August announcing your ticker change. I’m honestly more of a Bitcoin guy, not much of an expert on SPACs, mergers, and small caps and whatnot. But I do have to say I really like how you guys are going into the history of the Central Bank in your investor presentation. I think that that’s, as a Bitcoiner, is pretty cool. So very commendable. I think it’s a very cool business.

But I did have a question and if you’re able to answer it, I understand if you’re not, but for you to answer it, that would be cool. On your PowerPoint and on the press releases, you’re talking about a thousand plus in Bitcoin Holdings. Has that Bitcoin, was that acquired already, and is there a cost basis? Are you guys allowed to talk about that? If not, totally understand, but that was my question is, what’s your guys’ strategic reserve situation looking like?

Will Reeves:	Great question. So over the last five years, we’ve built a platform to help our customers build their own Bitcoin treasury. And at the same time we have optimized and built the business to build the treasury of our own for the operating company. And today, we have in custody over 1000 Bitcoin today. So those are already held on Fold’s balance sheet already part of our treasury. And we certainly view that as going forward as one of the primary drivers, not only for just the durability of the company, but also for shareholder value. And we intend to have a very focused strategy of accumulating more and more Bitcoin onto the balance sheet. And we’re going to do that in two ways. We have our business and operating company that can generate a revenue native in Bitcoin that can be directed to the treasury as well as opportunistically taking advantage of financial engineering opportunities, much like you might see from MicroStrategy, or Semler, or the others to significantly increase the position over time.

Gabriel:	Yeah, that’s awesome. That makes a lot of sense. And shout out Wolf’s podcast yesterday that I participated in with Semlar. That was pretty cool. Got to talk with them about their strategic reserve. I’m not sure exactly. One more follow-up question I guess on that, I’m not sure who you guys are merging with or even honestly exactly how a SPAC works, I just know the term, but is the merger going to be like accretive to the Bitcoin reserve or anything like that? I think it’s great that you guys are obviously allocating in Bitcoin, everyone should be doing that, but just wondering.

Will Reeves:	Yeah, so essentially the SPAC vehicle, Fold, the entity, is being acquired into that SPAC vehicle. That vehicle holds funds in trust. And for us, between that and other opportunities for capital, we are absolutely always looking at ways of how that could drive more Bitcoin per share and be accretive to all shareholders. But that’s about as much as I can comment on that specifically.

Gabriel:	Okay, that makes sense. Appreciate those responses Will.

Wolf:	Great thoughts there. Awesome. Action, obviously you were very familiar with the company. Did you have any questions off the top of the team?

Action:	Yeah, can you guys add more gift cards? That’s my go-to during the holiday season, is my Fold app, because you get to double, triple dip if you really think about it, because you get a discount on the gift card and then yeah, you’re still giving something away while earning. It’s just awesome guys. I don’t know if you guys downloaded it, but go check it out. I don’t think the reviews that are on the app store right now do it justice. It’s definitely one of those things that goes unnoticed and has been going unnoticed for way, way too long.

It’s super easy to use, but most of all, I don’t have to think about it. That’s really the main reason behind it. I’m the guy who lost a whole lot of Bitcoin early on, so anything that I can stack when it comes to BTC, I’m all about it. It’s literally a blessing to have this app, but it brings up a good question in regards to referrals, with something I never, ever really participated in that much. Is that going to remain? Are you guys looking to expand referrals? Just because I see a huge opportunity. I mean, last space that I did with you about Tesla that therefore came through Wolf, so happy day there. Is your referral program going to stay as is? Are you looking to expand it by chance?

Will Reeves:	So Fold’s primary growth driver over the last five years has been through referrals, and that’s both our customers sharing us with friends and family, but also people with communities and audiences that could benefit from it. So we are looking to not only continue it, but continue to invest in it, polish it. Right now, when you share your referral code, you’ll get a bonus, both the person who shares it and the recipient. And the person who shared the referral also gets a piece of the Bitcoin rewards every time the person swipes their card or buys Bitcoin or gift cards. So, it can really create an amazing way to boost Bitcoin holdings every single day. And so, yes.

Jonathan Kirkwo...:	Yeah, and I’ll jump in as an investor in Fold, what really attracted us to their strategy and what Will said about being on the ground referrals, touch points, that this is a ground up movement on bringing people into Bitcoin. Bitcoin has a natural tendency of a lot of skepticism and with the referrals, it allows these touch points with those that you’re close to, or connections, whether it’s on some type of digital media. But from a business standpoint, because this has been a ground up type of approach with the referral program, the cost, the CACs, or the customer acquisition cost, as you can see in the presentation, is below $10. And so when you measure that against a traditional financial institution application, their CACs are somewhere between 200 to 1000 plus. And with Fold being, on orders of magnitude, less than 1% the cost to acquire a customer, this really provides a unique opportunity because as more individuals come into Bitcoin, they use Fold. Fold’s revenue growth is significant and tied to Bitcoin. It’s a massive driver to the underlying value of the company.

Ben:	I’d like to step in here, Jonathan, and on behalf of money mark here, let’s talk a little bit of fundamentals if you can. Interested in your cash, your runway, path to profitability, timeline to profitability and the money that you’re getting once the merger completes, how much money you’re getting from the SPAC sponsor and what you plan to do with that.

Will Reeves:	Yeah.

Ben:	Do you want to take this, Will?

Will Reeves:	I’ll start off and then we can pass it back and forth. So Fold sits in a great position today. We are a asset-rich company, which is very rare for SPAC and even newly IPOing company where we have over $100 million worth of Bitcoin in our treasury. So we’re coming to the market in a very strong, well-capitalized position. That gives us plenty to really roll out the roadmap that we have. We have an ambitious roadmap to continue to roll out our existing product services and expand and cross sell to our existing audience, but also fund and stand up some exciting new programs. In terms of our current product lines and the products we intend to release, all of them are driving positive unit economics. So every customer in the door, every dollar through the app is accretive to the business. So it sets us up in a great position to rapidly grow the company but also do that profitably. And so we see even in very conservative look forward, we have positive cash flows. Profitability is well within reach even if we modestly achieve our goals.

Jonathan Kirkwo...:	In Bitcoin, Bitcoin thinks differently. We think differently with Fold. Bitcoin is our true opportunity cost. And as Will mentioned, Fold is an asset-rich company with over $100 million in current value sitting within our treasury, we are driving with the decision that everything that we do, does this decision outperform Bitcoin? And if it outperforms Bitcoin, that means that every action that we take is accretive to the business in Bitcoin terms, which means we’re going to look to drive more Bitcoin into the company on a Bitcoin per share basis, which allows us to have this levered play on Bitcoin where you’re getting an expansion in growth to the equity even above what Bitcoin does.

Ben:	And can you just review the terms of the deal, like how much cash is coming in and what valuation was the merger struck at?

Jonathan Kirkwo...:	The current acquisition at this point in time is $365 million. There is a potential for that to go up slightly as Bitcoin price appreciates, but the current SPAC benefits 80 cents on the dollar for every dollar that Bitcoin appreciates above $90,000. And then currently, I think we’re sitting somewhere between $40 to $50 million in trust that can be potentially redeemed. But we have a belief that with the stock price sitting above the current acquisition price of $10.70, the market is demonstrating that the value of the company today is higher than the value that we entered into this business combination agreement several months ago.

Ben:	Okay, great. Got it. Well, we got Shy back up. So Shy, I was just curious what thoughts or questions you’d have here.

Shy:	Yeah, so a question for you is clearly with the new administration there’s a ton of tailwinds in the crypto space. Is there any specific niche tailwinds that a Trump-like presidency will cause in your business?

Will Reeves:	So Fold has been operating for five years now through various administrations and their stances towards Bitcoin, and I don’t think we have ever had a brighter moment of an optimistic moment for us going forward. So I think the tailwind will be very general but also will be specific. Fold’s Series A investor was David Sacks at Craft. He was just named the crypto czar of the new administration. And we see down the ballot and across parties even new policy and legislation regarding Bitcoin all the way from strategic reserves, which would have a significant impact on the asset value, which of course, that we are very exposed to, but also allowing Bitcoin companies to have better access to traditional banking services and rails, which is only going to expand the funnel into this space.

And Fold being a first mover is going to be well positioned to take the lion’s share of that. And so I think very much it’s a general tailwind, but of course, down the ballot there’s plenty of other things that in regards to cap gains and the tax regulation as well that all could be additional. But even right now where we’re at, we’re sitting in a very good position and optimistic about the future.

Shy:	Awesome. I appreciate that, Will. I’m sorry to interrupt. One last question is, for regarding your Folds TAM, just curious on how you guys calculate that. Is it heavily linked to Bitcoin? I’m really curious because any disrupting small caps type of name, it’s all about their TAM opportunity. I’m wondering how you guys calculate that on your end.

Will Reeves:	We are operating from the principle that Bitcoin is competing for the largest TAM in existence and that is money. And we believe that Bitcoin as money will become familiar and ubiquitous in every single person’s personal finances. And so for us, we see the TAM as exceptionally large, and we are going to position ourselves to take as much of that. Now, we can go deeper into more specific ways of understanding our TAM regarding the exact product set we have. But I think it’s important to anchor to the big picture as well about Bitcoin being an exponentially growing network that is currently outpacing the growth of the early internet itself and it’s competing for a global dominant store of value. And we’re seeing that happen every day as Bitcoin climbs the chart over other assets.

Jonathan Kirkwo...:	Yeah, I think this could be really married with the last question as well. Post-election, the American people have spoken that Bitcoin is a huge part of their decision making, and with the Republicans taking a clean sweep, the Operation Chokepoint 2.0, the Elizabeth Warren’s... The difficulty in providing a moral ethical way for people to acquire and save in Bitcoin, that friction is going to be reduced. It’s going to be gone, and so Fold, being able to save in Bitcoin, which is the fastest horse in the race, I don’t know that there’s anybody who would argue against they want more purchasing power in the future with the ability to save. And so that doesn’t matter what socioeconomic group that you are in from your ultra-high net worths to your blue collar workers, everyone who is spending on their credit cards, paying their mortgage, they want to be able to save. And the hardest asset that humanity has ever seen, and that’s Bitcoin, and Fold is the best avenue to be able to provide that way to save. And so Fold has the ability to deliver to every person that is swiping a card in the United States.

Will Reeves:	And Jonathan, I think right there shows some good insight into what I think is an underlooked aspect of Fold that I think drives a lot of our value and that is, we’ve created this platform to enable Bitcoin saving. But our customers, because Bitcoin has been the best performing asset of the last decade, outperforming some of the best growth stocks, outperforming gold, our customers are fundamentally getting wealthier faster than their peers. And that again, to Jonathan’s point, is talking about everyone from blue collar workers, hourly wage workers, all the way up the stack. All of the users that have adopted a Bitcoin savings strategy are getting wealthier.

And so what that’s happening is we’re seeing our user balances go up. They’re asking for more and more products and services to meet their needs. Currently today, it’s very, very difficult to buy a home based on your Bitcoin holdings or a vehicle or a small business loan or a personal loan. And so these are the types of products and services that are being demanded by our customers simply because they’ve chosen to save in Bitcoin and it has returned to them. And so I think that’s a great opportunity for us that our customers are getting wealthier by the day and demanding new products and services, new revenue lines for us to cross sell in the future.

Ben:	I wanted to ask Will or Jonathan about... are you guys... yeah, there you are, what you think about the MicroStrategy business model, just overall what you think about it and then if you’re looking to copy that in any way?

Will Reeves:	We absolutely see the opportunity to drive value to the shareholders and durability of the business through Bitcoin treasury. When we talk about our customers and the reasons why they should be saving in Bitcoin is in many ways the same reasons that our company and the corporation is saving in Bitcoin. So we have a very clear vision and principles, and what Michael Saylor has done has been an incredible pioneer in outlining the tools and proving out the thesis that a Bitcoin treasury and increasing Bitcoin per share is validated in the market in a way that will drive shareholder value, but also fundamentally from our perspective, durability for the company. So we absolutely intend to take advantage of those tools once they become available to us.

Jonathan Kirkwo...:	Yeah. Bitcoin has this large information asymmetry and a misperceived risk price, which is the reason why there’s a large premium on holders of Bitcoin. The same can be said if not squared for companies that initiate that MicroStrategy playbook that are acquiring Bitcoin on their balance sheet for basically little to zero cost on long duration instruments, and Fold has in the past and will continue to execute on that strategy to bring in Bitcoin. That is a productive use of capital and accretive to the business. So increasing Bitcoin in treasury is a very high priority, especially when there is this massive information asymmetry and dislocation in the market on how individuals are looking at companies like MicroStrategy.

Will Reeves:	I think it’s good to be said that Fold today is a top 25 holder of Bitcoin of all public companies. And of course, we are pushing forward on finalizing the transaction, but we’ll enter the market in an extraordinarily strong position, a position that will become exceptionally hard to establish even for more mature or advanced companies in terms of available cash assets to do this. So we are entering in a position of strength, but also we intend to be aggressive about it once we’re there.

Ben:	Okay. We’ve got a couple of hands. Tropic, I think you’re first. Go for it.

Tropic:	All right. So I’ve just been sitting back taking in all of this. But just for clarity, if I was trying to explain this to someone exactly what’s going on here, a personal finance app that has a prepaid debit card that offers Bitcoin rewards, is that a clear way... Am I understanding that right, if I was supposed to explain that to someone of trying to sum up what’s going on?

Will Reeves:	I think you’re good. You’re directionally correct. It’s also a way just to simply save or buy Bitcoin as well, but you got it, the best way to accumulate Bitcoin.

Tropic:	Okay, cool.

Jonathan Kirkwo...:	I would say that’s-

Tropic:	All right.

Okay, cool.

Jonathan Kirkwo...:	I would say that is where the company currently sits, but with the focus on Bitcoin and the roadmap that we outline in the deck, there is a very near-term strategy on providing more robust services that allow individuals to continue to acquire Bitcoin in a passive way or leverage their Bitcoin in an ethical, moral way to be able to pull forward future life goals.

Tropic:	Awesome. I just wanted to make sure I was fully understanding it. So as far as the demographics that you’re trying to really target and go after and position this for, because there’s so many different targets and so many different groups that need different services and so forth, where are you finding the most interest, I guess you would say, or the initial customer base that’s raving about this thing and really recruiting their friends and so forth? Who’s that perfect fit currently?

Will Reeves:	Yeah, I think this is one of Fold’s secret weapons is how we’ve identified a fast-growing and incredibly valuable cohort of customers that is rapidly growing and also demanding of more and more services. Really, the sweet spot is the primary Fold user is around 35 years old. They are higher income or on the way to it. They are starting a family. They are actively looking to make long-term financial decisions and where they put their money and their paycheck, and that includes Bitcoin. They bring their entire household into the app. So there are authorized users on the card, so multiple users per these accounts, and they’re looking to unlock the next stage of life goals. Their Bitcoin has gone from maybe 5% of their portfolio to 30% of their portfolio, and now that is going to be a critical piece to unlock a home, unlock a vehicle, unlock a new business loan, and Fold has these customers here and these products on the way to service those needs. And so it’s really that sweet spot of customers really coming into their financial prime that have chosen to save a portion of that in Bitcoin.

Tropic:	And once the Bitcoin is accumulated on the platform through rewards, dispersing it through there, is there an easy self-custody option or is it all locked into the ecosystem per se?

Will Reeves:	Yeah, we are firm believers in savings in cold and checking in Fold. And what that really means is that at the end of the day, we think taking the step towards self custody is the right move, and Fold has built a platform that allows you to hold Bitcoin in an insured custody. It allows you to leverage that Bitcoin for paying a bill if you need, spending on the debit card, allows you to take it out and convert it into cash at an ATM, but it also lets you hold that for midterm savings. And so we fully encourage and even to pull your rewards off Fold into your own wallet is a free withdrawal. So we very much encouraged that. And what our customers look to Fold is, Fold is where I integrate Bitcoin into my daily and monthly life and the longer term savings, we help them find the right custody solution for them.

Tropic:	That is a really good slogan, by the way, how it rhymes in everything, savings in cold, checking in Fold. I like that. Whoever thought about that one needs a cup of coffee or something for that one. But what I will say though, just when I was looking through the website and I was seeing different things, seems like you do have international support. So I was just wondering for someone who’s outside of the US, what rails would there be to on-ramp and off-ramp or is that just for a US-based person that’s operating globally? How does that international support look?

Will Reeves:	Exactly. Today Fold is for US customers only. Our customers can use our products and services globally, meaning they can swipe their cards internationally. They can use all the functionality abroad. But currently, we have focused our efforts here in the United States, but Bitcoin presents a truly global asset, which gives us plenty of room and opportunity to expand our footprint when the time is right.

Speaker 1:	Yeah, I want to piggyback off that. I live in Mexico, but I’m US-based essentially on everything. So you’re saying it is available to use internationally for US citizen residents. If I was to open an account there, I could use it internationally?

Will Reeves:	Exactly.

Speaker 1:	Perfect.

Will Reeves:	We have a big cohort, our digital nomads or Americans living abroad.

Speaker 1:	I figured the digital nomad crowd would be very interested in something like this. And then I see it’s based on Visa, which is accepted pretty much worldwide. Is that you just follow the Visa accepted trend?

Will Reeves:	Correct.

Speaker 1:	Awesome. Perfect. And then can you expand, obviously newer business growing, can you expand on are you looking into the international market? Is that what you are a goal of the companies?

Will Reeves:	I think it should be a fundamental goal of any Bitcoin company that’s aiming to take advantage of the true opportunity and TAM. And so yes, it is something that we are thinking about.

Speaker 1:	Wonderful. Thanks, will appreciate your time.

Speaker 2:	Gabriel, did you have a question? I saw your hand up.

Gabriel:	Yeah, yeah. I was just going to go off of this similar conversation. So to understand I guess the product better, you guys offer a debit card and it says here an FDIC cash account. So the mechanics on that would be, I deposit some money into this cash account and then I can pay with my debit card and then it’s withdrawn from there. I get rewards and so on. And I guess you guys are planning on launching a credit card at some point. Is that the idea?

Will Reeves:	Yes. You can think of Fold as a wholesale replacement to your existing checking and card accounts.

Gabriel:	Gotcha.

Will Reeves:	What Fold provides is, on top of that, the integration with Bitcoin, meaning that on everything, every bill you pay, every time you swipe your debit card or soon to be credit card, you’re going to earn Bitcoin rewards instead of miles or cash back. And you also have the ability to hold your Bitcoin savings along with your USD balance. And so it gives you a very simple way to lever up your Bitcoin portfolio. And so one of the most popular features is you connect to Fold with your direct deposit and you decide what percentage of that paycheck you want to go into Bitcoin. And it could be 1%, it could be we have some users at 100%, but from there, you’re able to fully use all of the services that you would traditionally need. So a spending card, soon to be a credit card, you can pay your mortgage, your taxes, your phone bill, all of it directly in Fold, and you can do it with your family. And so many of our users would really do consider Fold as a complete replacement to their previous banking platforms.

Gabriel:	Interesting. So how are you guys classified? You’re not a bank, but you’re replacing a lot of the services, right?

Will Reeves:	Yeah, so we’ve really built and consider our expertise in building the customer layer. And underneath, we’re integrating with partners that provide custody services to our customers that give them access to things like FDIC insurance and all of the protections that our customers would look for in any other banking relationship they have. So this allows us to create a fundamentally new and optimized personal finance experience around Bitcoin, but give you the same assurances as you’d have at any other traditional bank. But here, you’re getting paid in Bitcoin every day.

Gabriel:	That makes a lot of sense. I’ve had conversations with Dennis Porter on spaces about [inaudible 00:41:12] 2.0 And whatnot, and since you guys, you’re going the route of using insurance as a service or other types of things instead of going directly to chartering, which makes a ton of sense. And yeah, shout out to your customer-based statistics. 80% of your customers have prime credit. So I think that credit card business will be pretty good for sure. So that’s cool.

Will Reeves:	Our customer base is one of the most valuable things about Fold and they just do not have access to some of these services anywhere else. And so we really make sure we’re building for this fast-growing user base and what their needs are, and that way we know exactly what to build, what they need in the next few months. And the credit card is going to be really a flagship product at Fold. We believe it’s going to be open up a massive top of funnel for people who are interested to begin their journey into Bitcoin savings. And maybe they’re not willing to buy yet, but they want to be passively earning it on every purchase. And then from there, they flow into a very rich platform of many products and services that can be a wholesale replacement to their current banking needs. And it puts them ahead because we integrate Bitcoin in really creative impactful ways.

Gabriel:	Yeah, 100%. That’s awesome. I have one last follow-up question in regards to, I think it’s something that Jonathan said earlier, but I was just curious because I’m reading reports on Yahoo Finance, and it goes back to the press releases on your website that the transaction, which is the merger, is going to come at a pre-equity money valuation of 365 million, of which there’ll be 100 million or a thousand Bitcoin, which is going to be valued at the time was 67 million. Now it’s probably around above 100 million in value. I was just curious, maybe this is a really simple answer and I just don’t understand how SPACs work, but when I’m looking at the SPAC on Google and then looking up shares outstanding, the value of the SPAC is 161 million, and then the pre-money valuation is 365. So how does that settled? Maybe that’s a simple answer, but I don’t know.

Will Reeves:	Yeah, a lot of it is what is going to come out of the cash and trust, what will come of the PIPE and the future capital raises, but essentially, it is agreeing on the price of acquisition, which you mentioned was $365M, with our Bitcoin valued at $60 million then. It has now increased to a hundred million and there’s that. The original combination agreement was six months ago or so. So there’s been some really great advancements on the operating company side. And so it’s really that story coming together, both the additional cash that will come in trust and PIPE, plus the value of the Bitcoin at listing.

Gabriel:	Okay. Thanks for the clarification. I’ll definitely do some research into that. Thank you.

Speaker 3:	[inaudible 00:44:16], you wanted to jump back in?

Tropic:	Yep. Just one more quick question to tack on because I’m thinking just... All right, broader picture, a hundred million dollars, that is a substantial amount, but when we’re talking about compared to the larger banks and regional banks and so forth, in comparison to those, it could be a small amount. But what I’m wondering is, with the regulations looking more friendly towards crypto and what have you, do you see that as a risk point seeing that some of these larger institutions might adopt some of that? Is there some, I guess you’d say a moat or something that you guys are doing that they would definitely not want to even touch or take the risk on?

Will Reeves:	I’m hearing two things here. Number one about our a thousand Bitcoin in treasury and how we think about that versus incumbents. Right now, there are no banks to my knowledge that are directly holding Bitcoin on their public balance sheet at a level that we are. Now, I know that will change, and once that does change, Fold will be benefiting greatly from their entrance into the market, right? This is the game theory of Bitcoin accumulators playing out. So we would welcome that and I think that would only be a boon to Fold, especially because we don’t think that’s going to happen immediately. We have a focused Bitcoin treasury strategy to continue growing out that over time and especially post-list.

When it comes to will they compete on our products and services. I think that’s a different question. And number one, to date, these banks have not, and we do not think they will or are in a position to anytime soon. And so this is why Fold has been a first mover building years out front of their ability to enter and having a much better understanding of what the product is that needs to be built, but also building the brand that is trusted for Bitcoin financial services.

And so I think that will be a moat, but I think overall, really, the moat is going to come from the value our customers are getting from the platform. And what we have engineered Fold to be is that holding Bitcoin on Fold and accumulating Bitcoin on Fold, whether through swiping your card and earning rewards or buying it or rounding up your change into it is going to be fundamentally more valuable than Bitcoin held on other platforms. And that’s because we bring our rich ecosystem together that thinks of things like personal loans, ability to open mortgages, a way that allows us to create an ecosystem that gives you even more value on the Bitcoin that you have. And ultimately, that is going to create a deep moat for our existing users, and we’re just years ahead.

Jonathan Kirkwo...:	And just to add there, there’s a combination of innovators’ dilemma, inertia of the incumbent when it comes to Bitcoin. These banks or any large institution has had 15 years to develop a Bitcoin strategy and Fold has been doing this for the last five years. There’s hard-earned knowledge that Fold has. There’s expertise in being able to acquire Bitcoin allocated to its users. And so there’s a pretty significant tech stack that Fold has that is not easily replicated, or being able to swiftly be built in a large conglomerate that has to go through multiple committees, subcommittees. And so, there’s going to come a time we believe over the next six to nine months that, yes, these large incumbents are going to see Bitcoin as the fastest horse in the race. They’re going to look at all of the customers that are fleeing their platforms and going to Bitcoin-related platforms to be able to acquire, earn Bitcoin. And when that realization comes, they’re going to have to decide, do we build or do we buy? And it’s going to take a long time to be able to build any type of infrastructure to capture those users. And every day that they’re not capturing the users, they’re being leaked away into Fold and other companies.

And so, we believe that there’s a great opportunity to partner with the likes of these legacy institutions, to be able to form synergistic relationships that allow everybody to win. And that’s because, that really aligns with the Bitcoin ethos that the only people who are losing are the people who are not playing.

Tropic:	Thanks for that answer. Yeah, you actually, you gave me a lot of things to explore because based on what you just said actually gave me a really cool idea. So, I think that is an interesting way you guys are looking at it and I really am rooting for you guys and I think it’s a cool thing that you have going here. So, I’d love to see how this thing plays out and how you continue to build this out. So, yeah, this is really cool.

Jonathan Kirkwo...:	Appreciate all that.

Ben:	Yeah, I just had a question about the SPAC process. Is the timeline that we’re seeing so far, I guess it was six months, I’m familiar with SPACs, but not so deeply. Is this a normal timeline or is there some sort of philosophical holdup at the SEC and we will be better off after the new administration comes? Just a little color on that.

Will Reeves:	So, we’ve partnered with Betsy Cohen and her team on this transaction and they have seen many previous SPACs and public listings, even some crypto related from the miners. And so, we have good perspective on this, and from our vantage point, really all parties have been moving with haste and optimistically approaching the transaction, which we have been very grateful to see. We see the incoming administration as only a tailwind to that. So, I think we’re right on course and so far nothing unexpected has come our way, and we’re looking for a quick resolution. But as we know, the SEC has their own timeline.

Action:	That was such a polite answer, but I do love how down to earth you guys are, I got to say. If you take a look at Surrey Trading’s timeline, you’re going to see a picture of Betsy as well as a picture of Will. You each don’t see that every day guys, somebody just hanging out on their hoodies. Let’s have a conversation. Let’s talk about what’s happening here. You don’t know how far that goes, especially with the Bitcoin community. It’s not just a bunch of suits, it’s people who actually know this SQL system, who actually care about it and building really cool tools on top of it. So, thank you.

Will Reeves:	Absolutely. I think that’s been our approach from the beginning. As a company that has not just adopted Bitcoin as a product line but philosophically and has optimized the business to be as benefited from Bitcoin’s increase in its network and assets, you really, it does build a belief that we kind of project that to the world, and that is transparency, that is getting on spaces. I’m on Twitter all the time, so I constantly get DMs or tagged into conversations. Happy to participate, whether it’s helping on Fold, talking about the business, it’s definitely something that we’re going to continue to invest in and I think something that sets us apart from the others.

Jonathan Kirkwo...:	Yeah. A driving force behind everything that we are doing is Bitcoin and the North Star, Bitcoin is this North Star to be able to get it out into as many people’s hands as possible because we believe that it’s going to be a real positive force for the change we want to see in the world. But as you, if you further peel back the onion and dive into Bitcoin, you see that Bitcoin is the most American asset, the most American money that I think we’ve seen in probably 100 years.

And so, I think the same thing can be said for companies that are building out the ability to get Bitcoin into the hands of not just the affluent or the super wealthy and allowing them to continue to maintain their advantage, but it democratizes the ability for anybody to get ahead in this world. And companies like Fold that are allowing that to happen, they are, let’s say American squared, in their ability to get every citizen of this country the ability to grow and increase their purchasing power over time, through a simple way of earning and acquiring Bitcoin in the most efficient way possible.

Action:	I know you can’t say it, but I’ll say it. The most passive way possible for me, because man, I got to pay these bills anyway, I might as well earn some Bitcoin while I’m doing it.

Will Reeves:	The results have been truly astounding because Bitcoin has been the best performing asset of the last decade. That means that the rewards you earn are increasing and appreciating with Bitcoin. And so, we have countless examples of people buying things with their Fold card or on the Fold platform, and the rewards have now outpaced the original purchase price. And it’s something that I believe that that is only going to continue and accelerate and it’s truly going to be transformative for everyday people. Again, I think it’s really important what Jonathan said about what we’re trying to do.

There’s a reason we started with rewards. That’s the best way to radically democratize access to Bitcoin. You can download Fold app right now, hit the daily spin, and every day you can earn a little bit of Bitcoin. It’s really part of our ethos, and I think again, as this becomes more and more of a mainstream asset, people are going to be looking for this and Fold’s going to be right there to make that transition possible.

Action:	I will say that I feel like I’m the guy who gets one set every time while my friends get a whole bunch of stuff. So, yeah, good luck. So, if you’re friends with me, you have better chances of winning because I never do.

Will Reeves:	Action, the lowest prize is five sets, so maybe we’ll look into debugging your profile. But yes, there are, I think over 20, around 20 people who have won a full Bitcoin on Fold, which has just been incredible to see. It is won by people all over the US and rural communities, using Fold in New York City and winning an entire Bitcoin, and we’ve received these stories and it’s truly become transformative for their families. And so, I wish you luck next time, Action.

Action:	It’s okay, as long as the community’s winning, it’s all good. I don’t mind it. I just love playing along.

Speaker 4:	Awesome breakdown. We’ve got just about two to three minutes left here, just a heads up, before we are going to wrap up. I wanted to make sure, Ben, do you want to give another chance for final comments? Is there anything else you want to get in?

Ben:	Yeah, no, I’m done with all my questions. So, well, maybe Gabriel has one last question, so then we’ll do quick final comments.

Gabriel:	Yeah, yeah. I had one quick last question. So, obviously you guys are going to have to go through the merger of the SPAC and eventually you’ll be a stock, presumably. But down the road, we’ve talked with similar scientific and micro strategy. Obviously, I understand what they’re doing very well and I’m big on that. You guys would have, I think, most of the criteria for opening up options trading down the road because you’ll have over 13 million shares, assuming that the SPAC remains the same. Would that be a priority? Because as somebody who wants to take effective cost of capital risk bets, options is pretty cool. I was wondering if that seems viable in the near term or long term.

Jonathan Kirkwo...:	Yeah, absolutely. There’s different ways that you can interact with the CBOE and the SEC for options trading and the demand, and it’s really an effective demand of getting the option markets started there. It’s going to be much easier than an ETF product like the Bitcoin ETFs as those were a new product. This is a company that’s a security that’s being offered, so pretty well par for the course for getting the ability to have options. I mean, that just further increases the different ways, and I mean, no pun intended, but optionality for us to raise capital in various ways, whether that’s for the business or for adding Bitcoin, further Bitcoin to the treasury.

Gabriel:	Awesome, awesome. Thank you.

Speaker 4:	Perfect. All right, y’all. I do have to actually jump over to this call here, but this was great. I think we covered everything really well. I’m want to give a huge thank you to Ben for co-hosting this, helping put it together. To the entire team behind Fold, they all are fantastic and you answered all of our questions, which is great. To the audience, we didn’t provide any of these questions ahead of time. Just love having the free flow of conversation up here. Huge thank you to all the ones that came and supported Action [inaudible 00:59:40], Knots hanging out on here, Money Mark, Amp, Kyle, Gabriel, and Tropic. Thank you to Canadian for jumping on. Shy was on here earlier. Just a great crew all around.

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Important Information About the Proposed Business Combination and Where to Find It

This document relates to a proposed transaction between Fold and FTAC Emerald. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The parties have filed a registration statement on Form S-4 with the SEC, which includes a document that will serve as a prospectus and proxy statement of FTAC Emerald, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all FTAC Emerald stockholders. FTAC Emerald also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of FTAC Emerald are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by FTAC Emerald through the website maintained by the SEC at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge by directing a request to: FTAC Emerald Acquisition Corp., 2929 Arch Street, Suite 1703, Philadelphia, PA 19104, or by emailing info@cohencircle.com.

Participants in the Solicitation

Fold and FTAC Emerald and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FTAC Emerald’s stockholders in connection with the proposed transaction. A list of the names of the directors and executive officers of FTAC Emerald and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-Looking Statements

The information in this document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Fold and FTAC Emerald. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts regarding Fold’s business, net proceeds from the proposed transaction, potential benefits of the proposed transaction and the potential success of Fold’s market and growth strategies, and expectations related to the terms and timing of the proposed transaction. These statements are based on various assumptions and on the current expectations of FTAC Emerald and Fold’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of FTAC Emerald and Fold. These forward-looking statements are subject to a number of risks and uncertainties, including: (i) the risk that the proposed transaction may not be completed in a timely manner or at all; (ii) the risk that the proposed transaction may not be completed by FTAC Emerald ’s business combination deadline and the potential failure to obtain an extension of the business combination deadline; (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the approval of the proposed transaction by the stockholders of FTAC Emerald and the receipt of certain governmental and regulatory approvals; (iv) the failure to realize the anticipated benefits of the proposed transaction; (v) the effect of the announcement or pendency of the proposed transaction on Fold’s business relationships, performance, and business generally; (vi) the outcome of any legal proceedings that may be instituted against FTAC Emerald or Fold related to the business combination agreement or the proposed transaction; (vii) the ability to maintain the listing of FTAC Emerald’s securities on the NASDAQ; (viii) the ability to address the market opportunity for Fold’s products and services; (ix) the risk that the proposed transaction may not generate the expected net proceeds for the combined company; (x) the ability to implement business plans and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xi) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (xii) the risk of downturns, new entrants and a changing regulatory landscape in the highly competitive industry in which Fold operates; and (xiii) those factors discussed in FTAC Emerald’s filings with the SEC under the headings “Risk Factors,” and other documents of FTAC Emerald filed, or to be filed, with the SEC. If any of these risks materialize or Fold’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither FTAC Emerald nor Fold presently know or that FTAC Emerald and Fold currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect FTAC Emerald’s and Fold’s expectations, plans or forecasts of future events and views as of the date of this document. While FTAC Emerald and Fold may elect to update these forward-looking statements at some point in the future, each specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing FTAC Emerald’s and Fold’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements.